Exhibit 99.2

ANDOVER MEDICAL, INC.

NOMINATING COMMITTEE CHARTER

The Nominating Committee (“Committee”) shall be composed of at least two (2) members of the Board of Directors, each of whom is independent of the management of the Company and are free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as a Committee member.  The members of the Committee shall be independent, as required by applicable law or regulations established by the Securities and Exchange Commission (“SEC”) and the NASD, Inc. (“NASD”). The Committee refers not only to nominating committees and committees performing similar functions, but also to groups of directors fulfilling the role of a nominating committee, including the entire board of directors.  The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and to provisions of applicable law.

The Committee will provide assistance to the Board in fulfilling its responsibility to the shareholders relating to corporate governance policies and practices of the Company, including Board and committee structure and nominations. The Committee will have free and open communication with the directors and the executive management of the Company.

In carrying out its responsibilities, the Committee will adopt policies and procedures it believes necessary or appropriate to enable it to react to changing conditions, and to increase the confidence of the directors and shareholders that the corporate governance practices of the Company comply with all requirements.

Meetings of the Committee will be held at the pleasure of the Board and the members of the Committee, from time to time, in response to needs of the Board. Notwithstanding the foregoing, the Committee will meet at least once annually to evaluate and make nominations of qualified candidates for election to the Board at the Annual Meeting of Shareholders.

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will report its actions and recommendations to the Board after each Committee meeting.

The Committee will have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee will have authority to approve related fees and retention terms.

As appropriate under the circumstances, the Committee will, among its other responsibilities:

1.               Develop and periodically review the desired qualifications of members of the Board and its committees, including: the number and nature of other board memberships held;

relevant experience, desired diversity and the collective expertise of the Board and of its committees; independence; and possible conflicts of interest.

2.               Determine the need for new directors and, as appropriate, lead the search for new individuals qualified to become members of the Board. In doing so, the Committee will consider individuals who will be able to contribute to an effective Board, serve the long-term interest of the shareholders of the Company, and satisfy the qualification criteria and standards for nomination of directors and committee members.

3.               Recommend to the Board director nominees to be presented for shareholder approval at the annual meeting. In selecting nominees, the Committee will consider individuals who individually and collectively meet the qualification criteria developed by the Committee and who individually meet the highest standards of personal and professional integrity, ability and judgment to serve the long-term interests of the shareholders. As part of its process, the Committee will consider individuals who are properly proposed by shareholders of the Company to serve on the Board in accordance with laws and regulations established by the SEC and the NASD, the Bylaws of the Company and applicable corporation law, and make recommendations to the Board regarding such individuals based on the established qualification criteria and standards for members of the Board.

4.               Review the Board’s committee structure and, in consultation with the Chief Executive Officer, recommend to the Board for its approval directors to serve as members and chairpersons of each committee. In doing so, the Committee will determine, on an annual basis, the members of the Board of Directors who meet the independence requirements, and members of the Audit Committee who meet the financial expert requirements, established by the SEC and the NASD.

5.               Periodically review the policies and practices of the Company in the area of corporate governance and, as necessary, recommend new policies and changes to existing policies to the Board for its approval. In doing so, the Committee will review with the Company’s counsel or other appropriate personnel new and relevant legal and regulatory requirements that may be imposed on the Company from time to time.

6.               Develop an annual evaluation process for the Board and its committees. As appropriate, the Committee will make recommendations to the Board regarding its findings.

7.               Review and reassess the adequacy of the Committee Charter and recommend any proposed changes to the Board for approval.

8.               Perform such other functions and have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

The Committee will have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate so long as such actions are ratified by the Committee as a whole.